FOR IMMEDIATE RELEASE
March 22, 2001

POINT WEST VENTURES, L.P. ANNOUNCES
FOURTH QUARTER FINANCINGS

                    SAN FRANCISCO, CA - (March 22, 2001) Point West Ventures, L.P., a majority owned affiliate of Point West Capital Corporation (NASDAQ: PWCC), today announced that it closed three new financings during the fourth quarter of 2000. The financings included iGeneration, Inc., Icras, Inc. and Acteva, Inc.

                    Point West Ventures purchased $750,000 of preferred stock of iGeneration, Inc., www.igeneration.com. iGeneration is an internet-based provider of career guidance, assessment, training, financial aid and job placement. iGeneration is privately held and is based in San Francisco, CA.

                    Additionally, Point West Ventures purchased a $325,000 convertible note from, and made a $200,000 convertible bridge loan to Icras, Inc. Icras has since ceased operations and is in the process of liquidation. Finally, Point West Ventures, L.P. purchased a $31,250 convertible note from Acteva, Inc. As a result of financial difficulties, Acteva is currently seeking a merger partner.

                    Information about Point West Ventures is available at www.pointwestventures.com.

(KEYWORD CALIFORNIA AND INDUSTRY KEYWORD: Venture Capital, Internet, E-commerce).

CONTACTS:   POINT WEST VENTURES, SAN FRANCISCO.
            John Ward Rotter, 415/394-9467
             jwr@pointwestcapital.com